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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11 – K

[X]

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to              .

Commission file Number 1-9662

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLACER DOME AMERICA

401(k) SAVINGS PLAN

1125 Seventeenth Street, Suite 2310

Denver, Colorado

USA  80202

Telephone:  (303) 675-0055

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Telephone:  (604) 682-7082

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EXHIBIT INDEX

EXHIBIT 23

Consents of experts and counsel

* 23.1

Consent of Ernst & Young, LLP, independent auditors.

*  filed herewith

Financial Statements

and Supplemental Schedule

Placer Dome America 401(k) Savings Plan

(formerly Placer Dome U.S., Inc. Investment Savings Plan)

Years ended December 31, 2003 and 2002

with Report of Independent Registered Public Accounting Firm

Placer Dome America 401(k) Savings Plan

(formerly Placer Dome U.S., Inc. Investment Savings Plan)

Financial Statements

Years ended December 31, 2003 and 2002

Contents

Report of Independent Registered Public Accounting Firm

1

Audited Financial Statements

Statements of Net Assets Available for Benefits

2

Statements of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at end of year)

10

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Participants and Administrator of the

Placer Dome America 401(k) Savings Plan

(formerly Placer Dome U.S., Inc. Investment Savings Plan)

We have audited the accompanying statements of net assets available for benefits of the Placer Dome America 401(k) Savings Plan (formerly Placer Dome U.S., Inc. Investment Savings Plan) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits, for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

June 11, 2004.

Placer Dome America 401(k) Savings Plan

(formerly Placer Dome U.S., Inc. Investment Savings Plan)

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS

all dollar amounts are expressed in United States currency

As at December 31

	2003	2002
	$	$

Investments, at fair value
Placer Dome Inc. Stock Fund	17,499,132	12,801,293
Dodge & Cox Stock Fund	2,857,892	1,745,073
Gartmore Morley Stable Value Fund	4,292,357	2,667,627
PIMCO Total Return Administrative Fund	1,596,813	1,313,853
Loan Fund	1,677,778	1,245,010
Other investments	9,166,834	5,482,428

Total investments	37,090,806	25,255,284
Receivables:
Company	455,705	404,664
Participants	10,878	8,087

Net assets available for benefits	37,557,389	25,668,035

See accompanying notes

Placer Dome America 401(k) Savings Plan

(formerly Placer Dome U.S., Inc. Investment Savings Plan)

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

all dollar amounts are expressed in United States currency

Year ended December 31

	2003	2002
	$	$

Additions
Investment income:
Net (depreciation) appreciation in fair value of investments	9,233,602	(407,761)
Interest income	106,062	108,012
Dividend income	278,315	260,287

Contributions:
Participants	2,662,256	2,577,714
Company	1,770,234	1,710,046

Total additions	14,050,469	4,248,298

Deductions
Benefits paid to participants	(2,092,253)	(4,184,844)
Loan defaults	(68,862)	(431,589)

Total deductions	(2,161,115)	(4,616,433)

Net (deductions) additions	11,889,354	(368,135)
Transfers from other plans [note 3]	—	7,193,790
Net assets available for benefits:
Beginning of year	25,668,035	18,842,380

End of year	37,557,389	25,668,035

See accompanying notes

1. DESCRIPTION OF THE PLAN

The following description of the Placer Dome America 401(k) Savings Plan (formerly Placer Dome U.S., Inc. Investment Savings Plan) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective July 1, 1985. Effective December 31, 2001, the Plan was amended for the purpose of implementing certain plan design changes and complying with changes in applicable law. The amendments apply to benefits payable to or on account of employees who retire or whose employment is terminated from January 1, 2002 onward. In addition, the Getchell Gold 401(k) Savings Plan (“Getchell Plan”) was merged in to the Plan and the Plan’s name was changed to Placer Dome America 401(k) Savings Plan [note 3].

The purpose of the Plan is to provide eligible employees with the opportunity to accumulate retirement benefits and acquire ownership interest in Placer Dome Inc. (“PDI”), a Canadian corporation and the ultimate parent company of Placer Dome America (“PDA”), through a program of regular savings supplemented by company contributions.

The Plan is designed to take advantage of significant tax deferral advantages provided by Sections 401(a) and 401(k) of the United States Internal Revenue Code (the “Code”). The Plan is also designed and intended to constitute a plan described in Section 404(c) of ERISA.

Eligibility and contributions

Employees who are eligible to participate in the Plan include salaried employees of Placer Dome U.S. Inc., its wholly owned subsidiaries (Golden Sunlight Mines, Inc. and Placer Coal Inc.), its division (Bald Mountain Mine), its joint venture (Cortez Gold Mines) and Placer Dome Exploration Inc. and Placer Turquoise Ridge Inc. (the “Participating Companies”) who are at least 18 years of age, an eligible employee and completed a 90 day period commencing on the date of hire or any time thereafter during which they complete 1,000 or more hours of service. The plan is also eligible to hourly employees that were participants of the former Getchell Gold 401(k) Savings Plan (“Getchell Plan”) that was merged into the Plan effective December 31, 2001 [see note 3].

1. PLAN DESCRIPTION (cont’d.)

Participants may elect to contribute from a minimum of 3% up to a maximum of 25% of their before tax compensation, as defined by the Plan. The Internal Revenue Service (“IRS”) has established guidelines which limit contributions by participants to $12,000 in 2003 [2002 - $11,000]. The Company matches 100 percent of participants’ contributions ranging from 4% to 6% of their compensation depending on their eligibility under the Plan. Employees may also roll-over amounts into the Plan from other qualified defined benefit or contributions plans.

Participants’ annual additions to the Plan cannot exceed the lesser of 100% of their annual pay or $40,800.

Vesting

All of the participants’ accounts are fully vested at all times.

Administration

The Plan is administered by PDA, which determines questions of eligibility for participation, interprets the Plan, communicates with participants and their beneficiaries and is otherwise generally responsible for Plan operations. Participants receive quarterly statements showing the status of their accounts, including the fair market value. A portion of the direct expenses of the Plan are borne by PDA, the remainder is charged directly to the Savings Plan. Milliman USA has been retained to assist in the administration of the Plan. The trustee for the Plan, Charles Schwab Trust Company (“Schwab”), holds and invests the assets of the trust fund.

Distributions and refunds to participants

A participant is entitled to receive his or her Plan benefits upon the occurrence of any of the following events: (i) termination of employment; (ii) attainment of age 59 ½ if the participant requests distribution; (iii) the participant’s death; or (iv) the Plan is terminated without creation of a successor plan. Benefits are distributed in the form of a lump sum payment by either a direct rollover into an Individual Retirement Account (“IRA”) or to an eligible retirement plan.

1. PLAN DESCRIPTION (cont’d.)

Loans to participants

Participants are permitted to borrow a portion of their account balances. There is a limit of one loan outstanding at any time. The loan must be for a minimum of $1,000 and cannot exceed the lessor of the following: (i) $50,000, or (ii) 50% of the participant’s account. The loan is amortized with regular principal and interest payments through payroll withholding. The principal and interest paid by the participant are reinvested in the participant’s account on a pro-rata basis in the funds and sources from which the loan was made. Interest on the loans will be the prime rate (as quoted in the Wall Street Journal on the day the loan is requested) plus 2%.

2. ACCOUNTING POLICIES

Investment valuation and income recognition

The financial statements are prepared on the accrual basis of accounting with investments carried at fair value. Investments in PDI common stock are valued on the last business day of the year at the closing price as shown by the New York Stock Exchange Composite Listing. Short-term investments are valued at cost, which approximates fair value. The fair value of the other investments are based on quoted redemption values on the last business day of the Plan year. Loans to participants are valued at their outstanding balance which approximates fair value. In accordance with the policy of stating investments at fair value, the change in net unrealized appreciation or depreciation for the year is included in the Statement of Changes in Net Assets Available for Benefits, in the period in which the change occurs.

Dividend income is shown net of foreign taxes on PDI stock, and interest income is presented net of the Trustee’s cash management fee.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. ACCOUNTING POLICIES (cont’d.)

Market risk

Financial instruments which potentially subject the Plan to market risk consist primarily of investments. As at December 31, 2003, investments in Placer Dome Inc. common stock represented 47% [2002 - 51%] of investments.

Reclassifications

Certain reclassifications were made in 2002 to conform to the 2003 presentation.

3. MERGER WITH THE GETCHELL PLAN

Effective December 31, 2001, the Getchell Gold 401(k) Savings Plan (“Getchell Plan”) was merged in to the Plan. The rights and benefits of the participants and beneficiaries in the Getchell Plan who retired or terminated employment prior to December 31, 2001 were determined on the terms of the Getchell Plan in effect prior to the merger. All accounts of the participants in the Getchell Plan who were considered to be eligible employees, as defined by the Plan, as of December 31, 2001 were deemed to be fully vested. From January 1, 2002, the rights and benefits of participants and beneficiaries of the Getchell Plan will be governed by the terms of the Plan.

The following investments were transferred on January 1, 2002 at their market values into the Plan from the Getchell Plan:

$

Cash and cash equivalents	8,776
Investments
Schwab U.S. Treasury Money Fund	424,714
Dodge & Cox Balance Fund	1,515,956
Dodge & Cox Stock Fund	1,577,157
Davis New York Venture Fund	1,476,861
Placer Dome Inc. Common Stock	751,459
Loan Fund	542,189
Other	896,678

7,193,790

4. INVESTMENTS

During 2003 and 2002 the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2003	2002

Common Stock	$6,714,435	$1,091,099
Shares of registered investment companies	2,519,167	(1,498,860)

	9,233,602	(407,761)

5. TAXES

The Plan has received a determination letter from the Internal Revenue Service dated December 17, 2002, stating that the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. PDA believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. TERMINATION OF THE PLAN

PDA expects to continue the Plan indefinitely, but has the authority to amend or to terminate the Plan at any time and for any reason, subject to the provisions of ERISA. In the event of termination, the Trustee shall continue to hold such assets until all assets of the Plan are allocated to accounts and distributed to members or beneficiaries in accordance with applicable law and pursuant to written rules and procedures as provided in the Plan. In addition, upon termination, neither PDA nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund.

7. CONTINGENCY

The Plan is currently seeking to settle with the predecessor trustee, INVESCO Retirement Plan Services (“INVESCO”), on the close out and transfer of one account as a result of the transfer of assets from INVESCO to Schwab relating to the assets of the Placer Dome U.S., Inc. Investment Savings Plan. The amount of settlement is not determinable at this time and accordingly no receivable has been recorded.

Supplemental Schedule

Employer Identification Number: 98-0211842

Plan Number: 002

Placer Dome America 401(k) Savings Plan

(formerly Placer Dome U.S., Inc. Investment Savings Plan)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(all dollar amounts are expressed in United States currency)

December 31, 2003

Description of

Investment

Identity

Including

of Issue,

Maturity Date,

Borrower,

Rate of Interest,

Lessor, or

Collateral, Par

Current

Similar Party                                                  or Maturity Value                                                   Value

Placer Dome Inc.*

977,233 shares of

common stock

$17,499,132

Schwab Institutional

57,570 units of

Davis New York Venture Fund

1,589,104

Schwab Institutional

24,819 units of

Dodge & Cox Stock Fund

2,857,892

Schwab Institutional

21,020 units of

Europacific Growth Fund

638,906

Schwab Institutional

245,629 units of

Gartmore Mortley Stable Fund

4,292,357

Schwab Institutional

118,177 units of

Invesco Dynamics Fund

1,742,488

Schwab Institutional

28,304 units of

NB Genesis Assets

Neuberger Berman Fund

617,487

Schwab Institutional

11,587 units of

Oppenheimer Cap

Appreciation Fund

449,387

Schwab Institutional

147,854 units of

PIMCO Total Return

Administrative Fund

1,596,813

Schwab Institutional

4,999 units of

Rainier Core Equity Portfolio

110,214

Schwab Institutional*

97,382 shares of

Schwab S&P 500 Investment

Shares

1,670,660

Schwab Institutional

16,178 units of

Strong Opportunity Fund

645,441

Employer Identification Number: 98-0211842

Plan Number: 002

Placer Dome America 401(k) Savings Plan

(formerly Placer Dome U.S., Inc. Investment Savings Plan)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR) (cont’d.)

(all dollar amounts are expressed in United States currency)

December 31, 2003

Description of

Investment

Identity

Including

of Issue,

Maturity Date,

Borrower,

Rate of Interest,

Lessor, or

Collateral, Par

Current

Similar Party                                                  or Maturity Value                                                   Value

Schwab Institutional

6,108 units of

Wells Fargo Outlook

Today Fund

61,061

Schwab Institutional

6,331 units of

Wells Fargo Outlook

 2010 Fund

76,412

Schwab Institutional

115,245 units of

Wells Fargo Outlook

 2020 Fund

1,458,911

Schwab Institutional

2,496 units of

Wells Fargo Outlook

 2030 Fund

32,745

Schwab Institutional

5,315 units of

Wells Fargo Outlook

 2040 Fund

74,018

Loans to

Interest rate:

participants*

6.25% to 11.5%

maturing through

various dates                                                     1,677,778

                                                                              37,090,806

*Indicates party-in-interest to the Plan.

SIGNATURES

        The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLACER DOME AMERICA

401(k) SAVINGS PLAN

June ___, 2004	By: Jose Antonio Pinedo Vice-President, General Counsel and Secretary Placer Dome America Holding Corporation.